Nebula Caravel Acquisition Corp.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

July 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris and Erin Jaskot

Re:	Nebula Caravel Acquisition Corp.

Registration Statement on Form S-4

File No.: 333-253110

Ladies and Gentlemen:

Nebula Caravel Acquisition Corp., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 of the Company be accelerated so that the Registration Statement may become effective at 12:00 pm New York time on July 9, 2021, or as soon as possible thereafter.

If you have any questions regarding this request for acceleration of effectiveness, please contact Mark Brod, of Simpson Thacher & Bartlett LLP, at (212) 455-2163.

[Signature page follows]

Very truly yours,

Nebula Caravel Acquisition Corp.

By:	/s/ Rufina Adams
Name: Rufina Adams
Title: Chief Financial Officer